2001 - 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing February 26, 2001 through March 20, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive
notices and communications from the Securities and Exchange Commission:

Andrew D. Soussloff, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

This report comprises a copy of the press release entitled ‘Interim report Philips on first quarter 2001’, dated March 20, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of March, 2001.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
G.J. Kleisterlee
(Executive Vice-President,
Member of the Board of Management
and Chief Operating Officer)

/s/ J.H.M. Hommen
J.H.M. Hommen
(Executive Vice-President,
Member of the Board of Management
and Chief Financial Officer)

March 20, 2001

Interim report Philips on first quarter 2001

Amsterdam, The Netherlands - The weakness in the U.S. economy and the slowdown in telecommunication and PC markets that was already mentioned on February 8 in the outlook paragraph of the 2000 Annual Report of Royal Philips Electronics (NYSE: PHG, AEX: PHI), has continued further in recent weeks.

In the first quarter of 2001, sales revenue of the Semiconductor division will be up by approximately 7%, while income from operations will be down approximately 10% compared with a year ago. Philips’ Components and Consumer Electronics divisions are expected to report negative income from operations in the first quarter.

At the same time operational performance at the Lighting, Domestic Appliances and Personal Care, and Medical Systems divisions, excluding acquisition related charges, will be equal to or better than last year.

Results from Unconsolidated Companies are being impacted by the slowdown in markets mentioned above and the low level of LCD prices.

Philips has reacted quickly to the new market circumstances by adjusting cost structures to revenue levels where possible, by cutting back capital spending and by tightly managing working capital. Philips will publish its 2001 first quarterly results on April 17, 2001, at 07:00 hrs Dutch time.

Philips Corporate Communications, Ben Geerts, tel. +31-20 59 77 215